September 15, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                         Mr. Terence O'Brien, Accounting Branch Chief
Division of Corporation Finance

CC:                                              Ms. Tracie Mariner
Division of Corporation Finance

Ms. Jeanne Baker
Division of Corporation Finance

RE:              Valhi, Inc.
Form 10-Q for Fiscal Quarter Ended June 30, 2015 Filed August 7, 2015
File No. 333-48391

Dear Mr. O'Brien

Reference is made to the Staff's letter dated August 31, 2015, (the "Comment Letter"), which sets forth comments of the Staff regarding the above referenced Form 10-Q of Valhi, Inc. ("Valhi" or "the Company").  Valhi has responded to the Comment Letter as follows.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Financial Statements, page 3

Note 12 – Income Taxes, page 16

1.
 We note your disclosure stating that due to the trend of your operating results over the last few quarters, you do not presently have sufficient positive evidence to overcome the significant negative evidence of having twelve consecutive quarters of cumulative losses in your German and Belgian jurisdictions at June 30, 2015.  Therefore, you recognized a valuation allowance with respect to your German and Belgian net deferred income tax assets in the amount of $150.3 million. Given the impact of the valuation allowance on your results of operations, please address the following comments:

•
Tell us the specific positive evidence you considered in concluding that at December 31, 2014 and March 31, 2015 it was more likely than not that these deferred tax assets were recoverable, including how your positive evidence overcame "several consecutive quarters of losses."  In this regard, we note that these several consecutive quarters of losses ultimately resulted in you having twelve consecutive quarters of cumulative losses in both your German and Belgian jurisdictions.

•
Tell us the amount of losses your German and Belgian jurisdictions generated for each of the three years ended December 31, 2014 as well as the quarters ended March 31 and June 30, 2015.  Please also tell us the amount of income these jurisdictions were required to generate at the end of each of the foregoing periods in order to fully realize their respective deferred tax assets.  To the extent available, provide us with any projections and/or budgets that you looked to as positive indicators and address any assumptions that were not ultimately attained.
•
Tell us how you concluded that as of December 31, 2014 and March 31, 2015 there was not a material uncertainty regarding the recoverability of these deferred tax assets such that you determined that specific disclosure of your apparent operating losses in your German and Belgian jurisdictions were required in accordance with FRC Sections 501.12.b and 501.15.a.4.  In this regard, we note that in your Form 10-K for the year ended December 31, 2013 and 2014, you disclose that, ". . . prior to the complete utilization of these carryforwards, if we generate operating losses in our German and Belgian operations for an extended period of time, it is possible we might conclude the benefit of the carryforwards would no longer meet the more-likely-than-not recognition criteria, at which point we would be required to recognize a valuation allowance against some or all of the then-remaining tax benefit associated with the carryforwards."  Please tell us your consideration of including additional disclosures given the apparent negative results in your German and Belgian jurisdictions.  In this regard, there is a concern that given the lack of additional information, readers may have assumed that there were no additional negative indicators that management considered in its determination of the recoverability of these deferred tax assets as of December 31, 2014.  Specifically address how you determined that the apparent recurring operating losses in Germany and Belgium were not a known trend or uncertainty that you could have reasonable expected to have a material impact on your income.  In this regard, we note that the Instruction 3 to Item 303(a) of Regulation S-K states that MD&A "shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or future financial condition."

•
We note that your MD&A discussion of your Chemicals Segment for the year ended December 31, 2014 and the three and six months ended March 31, 2015 and June 30, 2015 does not specifically discuss your German and/or Belgian results of operations.  Please tell us how the results of operations for these two jurisdictions compared to your total segment results.  Please address sales and gross margin trends and tell us what consideration was given to discussing these trends if they were materially different from your total segment results.

As disclosed in Valhi's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015 ("2Q 2015 Form 10-Q"), Valhi's Chemicals Segment (conducted through its subsidiary, Kronos Worldwide, Inc.1), has substantial net operating loss ("NOL") carryforwards at December 31, 2014 in Germany (the equivalent of $738 million and $94 million for German corporate and trade tax purposes, respectively) and in Belgium (the equivalent of $87 million for Belgian corporate tax purposes), both of which have an indefinite carryforward period.  As a result, we had recognized net deferred income tax assets with respect to these two jurisdictions, primarily related to these NOL carryforwards.  On a quarterly basis, and in accordance with ASC 740-10-30-17, the Company considers all available evidence, both positive and negative, both objective and subjective, in determining whether a valuation allowance is required with respect to any jurisdiction for which the Company has a net deferred income tax asset recognized.  As noted in ASC 740-10-30-21, forming a

1 Kronos Worldwide is a leading global producer and marketer of titanium dioxide pigments, or TiO2. With manufacturing operations in both North America and Europe, Kronos sells its TiO2 products worldwide.

conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years.  While ASC 740 does not specifically define "recent years" in the phrase "cumulative losses in recent years," the Company looks to the most recently-completed, trailing three-year period (or the last twelve consecutive quarters) for purposes of determining "recent years" under such ASC guidance.  Note that such ASC guidance refers to cumulative losses, which means, among other things, that when such cumulative losses are present, the entity would not necessarily have generated a loss in each quarter of such twelve consecutive quarter period, but rather that the aggregation of the income or loss generated in each of the last twelve quarters would result in a loss.  When such cumulative losses are present, the Company will consider other evidence (such as recent operating results, and expectations for future operating results in the near term) in making its conclusions regarding the need for a valuation allowance.

For the information of the Staff, the Company's German corporate and trade tax NOLs, which as noted above can be carried forward indefinitely, were primarily generated during the 1990s, when the Company had significantly more indebtedness (and thus more interest expense) with respect to its German operations.  In addition, a portion of the German NOLs resulted from an internal corporate restructuring of its German operations undertaken in the late 1990s that resulted in a step-up (or increase) in the tax basis of a portion of its German assets for German income tax purposes, mostly fixed assets, and as such step-up was amortized for German income tax purposes, the German NOLs increased (no such step-up occurred, of course, from such internal corporate restructuring for U.S. GAAP financial reporting purposes).   The Belgian NOLs, which can also be carried forward indefinitely, were generated mostly in the 2012 and 2013 time period, and mostly resulted from operating losses generated in Belgium during such time period.

For the information of the Staff, the table below sets forth the amount of book tax income (loss) generated by our German and Belgian jurisdictions for the years ended December 31, 2012, 2013 and 2014, and the quarters ended March 31, 2015 and June 30, 2015 (in euro millions).

Germany
	Corporate	Trade
	Tax	Tax	Belgium
(In euro millions)

Year ended December 31, 2012	[*]	[*]	[*]

Year ended December 31, 2013	[*]	[*]	[*]

Year ended December 31, 2014	[*]	[*]	[*]

Quarter ended March 31, 2015	[*]	[*]	[*]

Quarter ended June 30, 2015	[*]	[*]	[*]

[*] Information omitted pursuant to a separate request for confidential treatment ("Request for CT") filed today with the SEC by Valhi (see page 1 of Exhibit A to the Request for CT).

We note that in the Comment Letter the Staff made reference to the German and Belgian operations having several consecutive quarters of losses at December 31, 2014 and March 31, 2015.  As can be seen from the information in the table above, the German and Belgian operations did not have several consecutive quarters of losses at December 31, 2014 or March31, 2015, because the German and Belgian operations were both profitable in calendar 2014 and the first quarter of 2015.

For the information of the Staff, the table below sets forth the amount of the NOL carryforward with respect to the Company's German and Belgian jurisdictions at December 31, 2014, March 31, 2015 and June 30, 2015 (in euro millions).  These amounts represent the amount of income each jurisdiction was required to generate at each date in order to fully realize their respective net deferred income tax asset associated with such NOL carryforwards.

Germany
	Corporate	Trade
	Tax	Tax	Belgium
(In euro millions)

December 31, 2014	607.2	77.5	71.6

March 31, 2015	[*]	[*]	[*]

June 30, 2015	[*]	[*]	[*]

[*] Information omitted pursuant to the Request for CT (see page 2 of Exhibit A to the Request for CT).

At December 31, 2014 and March 31, 2015, and using all available evidence, we had concluded no deferred income tax asset valuation allowance was required to be recognized with respect to the net deferred income tax assets in Germany and Belgium under the more-likely-than-not recognition criteria.  The factors we considered in making such conclusions (which includes both positive and negative evidence) were as follows:

•	Under German and Belgium law, NOL carryforwards have no expiration period and may be carried forward indefinitely.
•	During the 2010 through 2012 time period, we utilized an aggregate €154.9 million and €215.3 million of our German corporate and trade tax net operating losses, respectively.
•
Although we experienced significant pre-tax losses in 2013 primarily due to reduced average TiO2 selling prices and an unprecedented increase in the cost of our feedstock ore raw materials (which significantly negatively impacted our pre-tax income (loss) during the first half of 2013), we returned to profitability in Germany in the fourth quarter of 2013 and in Belgium in the first quarter of 2014 primarily due to subsequent decreases in the cost of our feedstock ore raw materials.  Note the reduced average TiO2 selling prices and higher feedstock ore raw material costs in 2013 were disclosed in the Chemicals Segment section of Valhi's MD&A in its Annual Report on Form 10-K for the year ended December 31, 2013 and December 31, 2014 (with respect to the later, the "2014 Form 10-K").

•
Our German operations generated pre-tax profits in 2014 (largely due to the favorable impact of lower feedstock ore raw material costs).  As a result, we had significant cumulative income in Germany for the most recent twelve consecutive quarters ended December 31, 2014.  Note the lower feedstock ore raw material costs in 2014 were disclosed in the Chemical Segment section of MD&A in the 2014 Form 10-K.  Also, at December 31, 2014, we expected our German operations to be profitable in 2015.  While, based on the expected level of profitability of our German operations in 2015 and the actual level of pre-tax profit (loss) generated by our German operations in 2014 and 2013, it was possible that our German operations would have cumulative losses for the most recent twelve consecutive quarters at December 31, 2015 (due to the pre-tax losses generated in 2013), there was no objectively verifiable negative evidence indicating that profitability would not continue, and as noted we expected our German operations to be profitable in 2015. Consequently, we determined that the German operations return to profitability in the fourth quarter of 2013, which continued throughout 2014, and our expectation that profitability would continue in conjunction with the indefinite carryover period provided sufficient positive evidence at December 31, 2014 to conclude that a valuation allowance was not needed for our German deferred tax asset.

•
Our Belgian operations generated pre-tax losses in 2012 and 2013.  Although not profitable in the fourth quarter of 2013, the fourth quarter 2013 loss was substantially less than the losses incurred in the first three quarters of 2013 and our Belgium operations returned to profitability in the first quarter of 2014 and continued to be profitable for all of 2014, primarily due to the favorable impact of lower feedstock ore raw material costs.  Although we had cumulative losses for the most recent twelve consecutive quarters in Belgium at December 31, 2014, there was no objectively verifiable negative evidence indicating that profitability would not continue, and at December 31, 2014 we expected our Belgian operations to be profitable in 2015. Consequently, we determined that the Belgium operations return to profitability for all four quarters of 2014 and our expectation that profitability would continue in conjunction with the indefinite carryover period provided sufficient positive evidence at December 31, 2014 to conclude that a valuation allowance was not needed for our Belgian deferred tax asset.

•
At the end of 2014, we expected our Chemicals Segment operating income in 2015 to be comparable to 2014 based on then-current TiO2 market conditions and economic environment at that time, as disclosed in the Chemicals Segment section of MD&A in the 2014 Form 10-K.  And as noted above, we generated pre-tax profits in both Germany and Belgium for 2014 which we considered as further objective positive evidence supporting the profitability that we had experienced since the fourth quarter of 2013 in Germany and the first quarter of 2014 in Belgium.  And, as noted above, we also expected our German and Belgian operations would similarly be profitable in 2015 as well.

•
At March 31, 2015, the positive evidence we considered included all of the above and our determination that a valuation allowance was not needed was further supported by our first quarter positive operating results in Germany and Belgium providing additional objective evidence of the continuation of our profitability trend in both jurisdictions.  Our first quarter 2015 Chemicals Segment operating income was 23% higher as compared to the first quarter 2014, as the favorable impact of lower feedstock ore raw material costs and relative changes in currency exchange rates more than offset the negative impact of lower average TiO2 selling prices (all as disclosed in the Chemicals Segment section of MD&A in Valhi's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 ("1Q 2015 Form 10-Q")).  Based on the market conditions at March 31, 2015, we continued to expect that our 2015 results would be comparable to 2014, as disclosed in the Chemicals Segment section of MD&A in the

1Q 2015 Form 10-Q, and that our German and Belgian operations would similarly be profitable in 2015 as well.

Based on all of the above factors, the Company concluded no deferred income tax asset valuation allowance was required to be recognized with respect to the net deferred income tax assets in Germany and Belgium under the more-likely-than-not recognition criteria at December 31, 2014 or March 31, 2015.  For purposes of disclosure in the 2014 Form 10-K and the 1Q 2015 Form 10-Q, the above factors were summarized to disclose that the Company made such conclusions primarily because (i) the German and Belgian carryforwards have an indefinite carryforward period, (ii) the Company utilized a portion of such carryforwards during the most recent three-year period, and (iii) the Company expects to utilize the remainder of the carryforwards over the long term.  In addition and as noted above and disclosed in the 2014 Form 10-K and the 1Q 2015 Form 10-Q, the Company's expectations at such dates were that the German and Belgian operations (and the Chemicals Segment in total) would generate pre-tax profits for calendar 2015.

We had also previously indicated in the 2014 Form 10-K and 1Q 2015 Form 10-Q that facts and circumstances could change, which might in the future result in the recognition of a valuation allowance against some or all of the net deferred income tax assets in Germany or Belgium.  One of such facts and circumstances which did change was our expectations regarding the calendar 2015 operating results of our Chemicals Segment in total (and hence our German and Belgian operations in particular).   As noted above, at both December 31, 2014 and March 31, 2015, we expected our Chemicals Segment in total, and our German and Belgian operations in particular, to report positive operating results in 2015.  While we do not prepare detailed projections or budgets for our German and Belgian operations, for the information of the Staff, the table below indicates the expected level of our pre-tax profits for calendar 2015 (in $ millions) for our German and Belgian operations at each of December 31, 2014, March 31, 2015 and June 30, 2015 (and, for comparative purposes, the pre-tax profit generated by such operations in calendar 2014).  Note that such amounts are used for purposes of the Company's application of the effective-income-tax-rate methodology of accounting for income taxes at interim periods under ASC 740-270.

	Germany	Belgium
(In $ millions)

Actual pre-tax profits - year ended
December 31, 2014	[*]	[*]

Expected level of pre-tax profit
(loss) for calendar 2015 at:
December 31, 2014	[*]	[*]

March 31, 2015	[*]	[*]

June 30, 2015	[*]	[*]

[*] Information omitted pursuant to the Request for CT (see page 3 of Exhibit A to the Request for CT).

The amounts indicated above for the expected level of pre-tax profit (loss) for calendar 2015 for our German and Belgian operations at December 31, 2014, March 31, 2015 and June 30, 2015 were based on certain assumptions which are the factors having the most impact on our Chemicals Segment operating results:  the level of our Chemicals Segment sales and production volumes, average TiO2 selling prices and manufacturing costs (particularly raw material costs).  As disclosed in the 2014 Form 10-K, as a result of competitive pressures, the Chemicals Segment's average TiO2 selling prices were 9% lower at the end of 2014 as compared to the end of 2013.  As also noted in the 2014 Form 10-K, at December 31, 2014 the Company expected that our Chemicals Segment operating income in 2015 would be comparable to 2014, as the favorable effect of higher sales volumes would be mostly offset by the negative effect of lower average TiO2 selling prices.  The amount indicated in the table above for the expected level of calendar 2015 pre-tax profits for the German and Belgian operations at December 31, 2014 was based in part on the expectation at that time regarding the extent to which the Chemicals Segment's average TiO2 selling prices would be lower in 2015 as compared to 2014.    At March 31, 2015, the Chemicals Segment updated its expectations regarding the expected level of pre-tax profits for calendar 2015 based on the actual operating results achieved in the first quarter of 2015 as well as updated expectations regarding the Chemicals Segment's operating results for the remainder of 2015, and as a result the expected level of pre-tax profits for calendar 2015 for the German and Belgian operations, while still remaining positive, declined from December 31, 2014 to March 31, 2015 (as indicated in the table above).  While the Chemicals Segment's average TiO2 selling prices declined by 7% from December 31, 2014 to March 31, 2015 (as disclosed in the 1Q 2015 Form 10-Q), the Company saw evidence of improved demand for its TiO2 products in certain markets (as evidenced by the Chemicals Segments strong sales volumes in the first quarter of 2015), and as a result achieving increases in TiO2 selling prices in the near term was considered possible, depending on market conditions.  As disclosed in the 2Q Form 10-Q, the Chemicals Segments average TiO2 selling prices declined an additional 3% from March 31, 2015 to June 30, 2015.  In addition and as disclosed in the 2Q 2015 Form 10-Q, during the second quarter of 2015 the Chemicals Segment determined to implement certain workforce reductions, and as a result the Chemicals Segment recognized an aggregate $21.1 million charge in the second quarter of 2015 for such workforce reductions it had implemented through that date.  At June 30, 2015, the Chemicals Segment further updated its expectations regarding the expected level of pre-tax profits (loss) for calendar 2015 based on the actual operating results achieved in the first half of 2015 as well as updated expectations regarding the Chemicals Segment's operating results for the remainder of 2015, and as a result the expected level of calendar 2015 pre-tax profits for the German and Belgian operations further declined from March 31, 2015 to June 30, 2015, and now turned to expected pre-tax losses in both jurisdictions (as indicated in the table above) – in part due to the workforce reduction charge recognized in the second quarter of 2015.  The main drivers for the pre-tax losses in both jurisdictions include the workforce reduction charge, and an expectation for lower average TiO2 selling prices for calendar 2015 as compared to what had been expected at the beginning of 2015 and at March 31, 2015 (due to the current TiO2 market conditions).

As a result, at June 30, 2015, the Company now concluded that the weight of the positive evidence (e.g. the indefinite carryforward period for NOL carryforwards in Germany and Belgium and the prior utilization of a portion of such carryforwards in both jurisdictions) was no longer sufficient to overcome the weight of the negative evidence that existed at June 30, 2015 (e.g. cumulative losses for the most recent twelve consecutive quarters in both jurisdictions, and an expectation that both jurisdictions would generate pre-tax losses for calendar 2015).    Accordingly, at June 30, 2015, we concluded that we were now required to recognize a non-cash deferred income tax asset valuation allowance under the more-likely-than-not recognition criteria with respect to our German and Belgian net deferred income tax assets. Such valuation allowance aggregates $150.3 million at June 30, 2015.

For the information of the Staff, the tables below set forth the sales and gross margin generated by our German and Belgian jurisdictions, and by our Chemicals Segment in total, for the years ended December 31, 2013 and 2014, and the interim periods ended March 31, 2014, June 30, 2014, March 31, 2015 and June 30, 2015 (in $ millions).  As indicated in such tables, the sales and gross margin trends of our German and Belgian jurisdictions were not materially different from the sales and gross margin trends of our Chemical Segment in total, and therefore the Company does not believe a separate discussion of the sales and gross margin trends of the German and Belgian jurisdictions would provide investors with any additional material or meaningful information.

	Sales
			Chemicals
			Segment
	Germany	Belgium	Total
	(In $ millions)

Year ended December 31, 2013	[*]	[*]	$1,732.4

Year ended December 31, 2014	[*]	[*]	$1,651.9

Quarter ended March 31, 2014	[*]	[*]	$420.1

Quarter ended March 31, 2015	[*]	[*]	$365.1

Quarter ended June 30, 2014	[*]	[*]	$443.5

Quarter ended June 30, 2015	[*]	[*]	$360.2

Six months ended June 30, 2014	[*]	[*]	$863.6

Six months ended June 30, 2015	[*]	[*]	$725.3

[*] Information omitted pursuant to the Request for CT (see page 4 of Exhibit A to the Request for CT).

	Gross Margin
			Chemicals
			Segment
	Germany	Belgium	Total
	(In $ millions)
Year ended December 31, 2013	[*]	[*]	$109.8

Year ended December 31, 2014	[*]	[*]	$347.3

Quarter ended March 31, 2014	[*]	[*]	$79.9

Quarter ended March 31, 2015	[*]	[*]	$76.9

Quarter ended June 30, 2014	[*]	[*]	$93.2

Quarter ended June 30, 2015	[*]	[*]	$46.0

Six months ended June 30, 2014	[*]	[*]	$173.1

Six months ended June 30, 2015	[*]	[*]	$122.9

[*] Information omitted pursuant to the Request for CT (see page 5 of Exhibit A to the Request for CT).

The Company notes that the MD&A disclosures for the 2014 Form 10-K, the 1Q 2015 Form 10-Q and 2Q 2015 Form 10-Q contain information necessary for investors to obtain a reasonable understanding of the trends of its Chemical Segment's operating results for the periods indicated above.  In addition, such MD&A disclosures also contained a discussion (contained in the "Outlook" section of the Chemicals MD&A – Results of Operations section) at each reporting date of any information or uncertainties known to management that would cause the reported financial information for the Company's Chemicals Segment to not be necessarily indicative of future operating results or of future financial condition.

In response to the comments of the Staff, in our future filings with the Commission, we will modify our MD&A disclosure (and make conforming changes to the applicable financial statement footnote disclosure) with respect to the recognition of the aggregate $150.3 million deferred income tax asset valuation allowance as follows (marked to show changes from the disclosure contained in the 2Q 2015 Form 10-Q).

As previously disclosed, Kronos has substantial net operating loss ("NOL") carryforwards in Germany (the equivalent of $738 million and $94 million for German corporate and trade tax purposes, respectively, at December 31, 2014) and in Belgium (the equivalent of $87 million for Belgian corporate tax purposes at December 31, 2014), both of which have an indefinite carryforward period.  As a result, we have net deferred income tax assets recognized with respect to these two jurisdictions, primarily related to these NOL carryforwards.  Prior to June 30, 2015, and using all available evidence, we had concluded no deferred income tax asset valuation allowance was required to be recognized with respect to these net deferred income tax assets under the more-likely-than-not recognition criteria, primarily because (i) the carryforwards have an indefinite carryforward period, (ii) we utilized a portion of such carryforwards during the most recent three-year period, and (iii) we expect to utilize the remainder of the carryforwards over the long term.  We had also previously indicated that facts and circumstances could change, which might in the future result in the recognition of a valuation allowance against some or all of such deferred income tax assets.  Given the trend of our Chemicals Segment's operating results over the last few quarters, which as discussed above and in our recent previous periodic filings with the SEC have been driven in large part by the trend in our average TiO2 selling prices over such periods as well as the $21.1 million pre-tax charge recognized in the second quarter of 2015 in connection with the implementation of certain workforce reductions, we do not presently have sufficient positive evidence to overcome the significant negative evidence of having ~~twelve consecutive quarters of~~ cumulative losses in the most recent twelve consecutive quarters in both our German and Belgian jurisdictions at June 30, 2015 (even considering that the carryforward period of our German and Belgian NOL carryforwards is indefinite, one piece of positive evidence).  Accordingly, at June 30, 2015, we have concluded that we are now required to recognize a non-cash deferred income tax asset valuation allowance under the more-likely-than-not recognition criteria with respect to our German and Belgian net deferred income tax assets. Such valuation allowance aggregates $150.3 million at June 30, 2015.   We continue to believe we will ultimately realize the full benefit of these German and Belgian NOL carryforwards, in part because of their indefinite carryforward period.  However, our ability to reverse all or a portion of such valuation allowance in the future is dependent on the presence of sufficient positive evidence, such as the existence of ~~twelve consecutive quarters with~~ cumulative profits in the most recent twelve consecutive quarters, and the ability to demonstrate future profitability for a sustainable period.  Until such time as we are able to reverse the valuation allowance in full, to the extent we generate income in Germany or Belgium in the intervening periods, our effective income tax rate may be impacted by the existence of such valuation allowance, because such income will effectively be recognized without any associated net income tax expense, as we would reverse a portion of the valuation allowance to offset the income tax expense attributable to such income.  In addition, any change in tax law related to the indefinite carryforward period of these NOLs could adversely impact our ability to reverse the valuation allowance in full.

*  *  *  *  *  *  *  *  *  *  *  *  *  *  *

To the extent applicable, we will also modify the disclosures indicated above in the future filings with the Commission for Kronos Worldwide, Inc. (File No. 1-31763) and NL Industries, Inc. (File No. 1-640), each of which are majority-owned subsidiaries of Valhi.

Valhi acknowledges that:

•	Valhi is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing with the Commission; and

•	Valhi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Valhi, Inc.

By: /s/ Gregory M. Swalwell
      Gregory M. Swalwell,
Executive Vice President and Controller